Exhibit 99.1

SuperX Strengthens Japan Presence to Explore AI Data Center Projects with Local Partners

Leveraging Modular Architecture to Accelerate Japan’s AI Infrastructure Development.

OSAKA, Japan — February 4, 2026 — SuperX Industries Co., Ltd. (“SuperX”), a Japanese subsidiary of SuperX AI Technology Limited (“NASDAQ:SUPX”), today announced the signing of an Memorandum of Understanding (“MOU”) on February 4, 2026 with Digital Dynamic Inc. (“DD”), eole Inc. (“eole”), and Woodman Inc. (“Woodman”). This MOU builds on the parties’ prior cooperation to establish a comprehensive framework for the co-development of large-scale AI Data Centers (AIDC) across Japan.

Advancing the Mie Prefecture Pilot Project

Following the first MOU signed on January 30, 2026 in Osaka, Japan, the Parties entered into the MOU to further deepen collaboration by establishing a joint task force to pilot an AIDC project in Mie Prefecture, Japan with an initial facility capacity up to 4MW, subject to feasibility assessments, site conditions, regulatory approvals, and the execution of definitive agreements. The pilot initiative is intended to serve as a starting point for assessing potential future expansion up to 300MW in total capacity.

Addressing Japan’s AI Infrastructure Bottleneck

The shift toward modular architecture directly addresses Japan’s growing demand for the expansion of domestic AI capacity on an accelerated timeline. Unlike traditional “brick-and-mortar” builds that can take years to complete, SuperX’s modular approach accelerates deployment by reducing construction timelines significantly. This new pilot project is designed to be purpose-built for next-generation, liquid-cooled GPUs—capabilities often lacking in legacy data centers.

Scalable delivery and reliable operations

Pursuant to the MOU, the Parties intend to collaborate on the system-level integration of critical infrastructure, including advanced power systems and liquid cooling solutions essential for continuous AI workloads. The framework also contemplates the future integration of renewable energy components, such as solar and wind power, energy storage systems, and grid interconnection, subject to site conditions, commercial viability and regulatory approvals.

To facilitate execution, a joint task force is expected to be established to define technical architecture, governance, and near-term milestones. SuperX will lead the provision of the modular system architecture and power system integration.

Executive quote

“Speed-to-market is the new currency in the AI race,” said Aiko Furukawa, the CEO of SuperX Industries Co. Limited. “This pilot project in Mie Prefecture is intended to demonstrate how we can deploy AI infrastructure with speed. Alongside our partners, we aim to demonstrate that modular scalability is the most viable path to meeting Japan’s surging demand for AI.”

Looking ahead

Looking forward, the Parties intend to use the initial pilot as a reference framework to evaluate broader modular AIDC opportunities across Japan, including scalable pathways for expansion—subject to further feasibility assessments, regulatory approvals, site conditions, and the negotiation and execution of definitive agreements.

About Digital Dynamic Inc

Digital Dynamic Inc. is one of Japan’s fastest-growing AI infrastructure operators, with a rapidly expanding deployment of NVIDIA-based inference GPU resources.

In 2026, the company plans to complete AI data centers in Kagoshima Prefecture and Fukushima Prefecture, reinforcing Japan’s next-generation AI computing foundation.

About eole Inc

eole Inc. is a publicly listed company in Japan with a rapidly growing presence in the domestic GPU server market. The company provides investment and business development support for AI data center development projects, playing an active role in advancing Japan’s AI infrastructure ecosystem.

About Woodman Inc

WOODMAN Inc. is a Japanese technology company focusing on eliminating societal waste by transforming underutilized resources, such as surplus electricity and computing power, into new value. They specialize in constructing optimized computing environments for AI and HPC (High-Performance Computing), bridging the gap between energy infrastructure and, previously, blockchain/mining hardware.

About SuperX AI Technology Limited (NASDAQ:SUPX)

SuperX AI Technology Limited is an AI infrastructure solutions provider, offering a comprehensive portfolio of proprietary hardware, advanced software, and end-to-end services for AI data centers. The Company’s services include advanced solution design and planning, cost-effective infrastructure product integration, and end-to-end operations and maintenance. Its core products include high-performance AI servers, 800 Volts Direct Current (800VDC) solutions, high-density liquid cooling solutions, as well as AI cloud and AI agents. Headquartered in Singapore, the Company serves institutional clients globally, including enterprises, research institutions, and cloud and edge computing deployments. For more information, please visit www.superx.sg

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